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David J. Harris david.harris@dechert.com +1 202 261 3385 Direct +1 202 261 3085 Fax

July 3, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Emerson S. Davis

Re:	WhiteHorse Finance, Inc.

File Number 812-14120

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) amendment no. 1 (“Amendment No. 1”) to its application for an order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act (File Number 812-14120) (the “Application”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a letter dated June 5, 2013 from Emerson S. Davis, Senior Counsel, to David J. Harris of Dechert LLP, outside counsel to the Company, and a telephone call from Mr. Davis to Mr. Harris on June 20, 2013. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. As requested, we have included a PDF file of Amendment No. 1 marked to show the changes from the initial Application. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Application.

1.	Please add the above-referenced file number and update the application where necessary.

Response:

As requested, the Company has revised the Application to include the above-referenced file number.

2.	Please revise the application as appropriate to further clarify the nature of the affiliations among the Applicants, including affiliations that arise when an adviser is deemed to control the funds it advises, that give rise to the need for exemptive relief. Please also discuss any current and future arrangement that will make it possible for Applicants to comply with condition 1’s requirement that the Company Adviser consider for the Company any Potential Co-Investment Transaction that an investment adviser considers for a Co-Investment Affiliate (e.g., substantial overlap of the members of the investment committees of the Company Adviser and any other relevant investment adviser).

Response:

As requested, the Company has revised the Application to clarify the nature of the affiliations among the Applicants that give rise to the need for exemptive relief. In addition, the Company has revised the Application to disclose the substantial overlap in the investment committees of the Company Adviser and Fund Advisers, which make it possible for the Applicants to comply with Condition 1.

United States Securities and Exchange Commission July 3, 2013 Page 2

3.	Please supplementally clarify why H.I.G. Capital, LLC is a named Applicant, and include it in the definition of “Adviser,” if appropriate.

Response:

The Company respectfully submits that H.I.G. Capital, L.L.C. is a named Applicant because it is the registered investment adviser upon which each of the Fund Advisers is a relying adviser. H.I.G. Capital, L.L.C. is not an adviser to any of the Funds.

4.	Please delete the drafting note on the top of page 2.

Response:

As requested, the Company has deleted the drafting note referenced in this comment 4.

5.	In the first sentence of the first paragraph on page 2, please delete “(collectively with its consolidated subsidiaries).” Please add as Applicants any subsidiaries that will be involved in the joint transactions, explain their role in the transactions and how the conditions of the application will apply to them.

Response:

As requested, the Company has revised the Application as instructed in this comment 5. In addition, the Company has added WhiteHorse Finance Warehouse, LLC, a wholly owned subsidiary of the Company, as an Applicant and related disclosure explaining such Applicant’s role in the transactions and how the conditions will apply to such Applicant.

United States Securities and Exchange Commission July 3, 2013 Page 3

6.	On page 2, in the second paragraph, please replace “the Advisers” with “any of the Advisers.” Please delete the defined term “Future Co-Investment Affiliates.” Please also consider whether use of both the terms “Fund” and “Co-Investment Affiliate” is necessary.

Response:

As requested, the Company has revised the Application as instructed in this comment 6. The Company has considered the use of both “Funds” and “Co-Investment Affiliates” and believes that the use of both terms is appropriate.

7.	On page 2, third paragraph, please replace “Future Co-Investment Affiliate” with “entity.”

Response:

As requested, the Company has revised the Application as instructed in this comment 7.

8.	On page 3, please replace footnote 2 with:

The Advisers expect that each Co-Investment Affiliate will rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. No Co-Investment Affiliate will be a registered investment company or a BDC.

Response:

As requested, the Company has revised the Application as instructed in this comment 8.

9.	On page 4, in the first sentence of the third full paragraph, please replace “may” with “will.” Please make a similar change in the first sentence of the penultimate paragraph on page 5.

Response:

As requested, the Company has revised the Application as instructed in this comment 9.

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10.	On page 4, in the last full paragraph, please clarify that as a “relying adviser” Bayside Capital, Inc. is deemed a registered investment adviser under the Advisers Act. Please make the same clarification with respect to H.I.G. WhiteHorse Capital LLC on page 5.

Response:

As requested, the Company has revised the Application as instructed in this comment 10.

11.	On page 5, please replace the first sentence of the last paragraph with the following: “Upon issuance of the requested Order, all Potential Co-Investment Transactions within the Company’s Objectives and Strategies that are considered for a Co-Investment Affiliate will be referred to the Company Adviser, and such investment opportunities may result in a Co-Investment Transaction.”

Response:

As requested, the Company has revised the Application as instructed in this comment 11.

12.	On page 6, in the first paragraph, please briefly discuss the factors and methods used to determine appropriate and equitable allocations. Please discuss whether the Advisers have allocation policies and procedures and any Board review or approval of those policies and explain how they provide investor protection.

Response:

As requested, the Company has revised the Application to reflect that Potential Co-Investment Transactions will be allocated pursuant to written allocation policies and procedures adopted by the Company Adviser and the Fund Advisers. The Company undertakes that, upon receipt of the Order, such policies and procedures will be reviewed, approved and adopted by the Board.

13.	On page 6, second paragraph, please define “follow-on investment” as the follow-on investments in an issuer whose investments were acquired by the Company and a Co-Investment Affiliate in a Co-Investment Transaction. Please include warrants, conversion privileges, and similar rights in the defined term, then use the defined term as appropriate and make corresponding changes throughout the application, including Condition 8(a). See, e.g., Amendment No. 7 of Corporate Capital Trust, et al. (812-13844).

Response:

As requested, the Company has revised the Application as instructed in this comment 13. In addition, the Company has used the defined term, as appropriate, throughout the Application.

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14.	Pease replace “on numerous occasions in the past several years” with “in the past” in the first sentence of the first paragraph on page 8.

Response:

As requested, the Company has revised the Application as instructed in this comment 14.

15.	Please replace “Ridgewood Capital Management LLC” with “Ridgewood Capital Energy Growth Fund, LLC” in the last sentence of the first paragraph on page 8.

Response:

As requested, the Company has revised the Application as instructed in this comment 15.

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16.	On page 8, please revise section “F. Applicants’ Legal Arguments” to include the following:

1.	Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Company Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Company. With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Board of the Company has approved the Company’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Company’s Eligible Directors. The Board of the Company may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

2.	Applicants believe that participation by the Company in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.[1]

1See e.g. the discussion in Gladstone Capital Corp., et al. application in SEC File No. 812-13878 filed on June 29, 2012.

United States Securities and Exchange Commission July 3, 2013 Page 7

Response:

As requested, the Company has revised section “F. Applicants’ Legal Arguments” of the Application to include the disclosure requested in this comment 16.

17.	On page 9, please begin Condition 1 with “Each time an investment adviser of a Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within ….”

Response:

As requested, the Company has revised Condition 1 of the Application as instructed in this comment 17.

18.	On page 9, condition 2(b), please replace the last sentence with “The Company Adviser will provide the directors who are eligible to vote under the section 57 of the 1940 Act (the ‘Eligible Directors’) with information concerning the Co-Investment Affiliates’ available capital to assist the Eligible Directors with ….”

Response:

As requested, the Company has revised Condition 2(b) of the Application as instructed in this comment 18.

19.	On page 9, condition 2(c), please replace “Independent” with “Eligible.”

Response:

As requested, the Company has revised Condition 2(c) of the Application as instructed in this comment 19.

20.	On page 10, condition 2(c)(iii)(A), please delete the definition of “Eligible Directors” and simply use the defined term.

Response:

As requested, the Company has revised Condition 2(c)(iii)(A) of the Application as instructed in this comment 20.

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21.	On page 10, condition 2(c)(iii)(C), please insert “a director” after “to nominate.” To clarify that it is the Co-Investment Affiliates, not the Company, that share fees with affiliated persons, please replace “Company” with “participating Co-Investment Affiliates”, and replace “and the other participating Co-Investment Affiliates” with “and the Company.”

Response:

As requested, the Company has revised Condition 2(c)(iii)(A) of the Application as instructed in this comment 21.

22.	On page 10, condition 2(c)(iv), please delete the word “improperly” or supplementally discuss any precedents for it and why applicants believe it is appropriate.

Response:

As requested, the Company has revised Condition 2(c)(iv) of the Application as instructed in this comment 22.

23.	On page 10, condition 2(c)(iv), please insert “except” after “Co-Investment Affiliates)” and replace “condition 12” with “condition 13.”

Response:

As requested, the Company has revised Condition 2(c)(iv) of the Application as instructed in this comment 23.

24.	On page 10, condition 3, please insert “Potential” before “Co-Investment Transaction.”

Response:

As requested, the Company has revised Condition 3 of the Application as instructed in this comment 24.

25.	On page 10, condition 4, please insert “in Potential Co-Investment Transactions” after “all investments” and “the life of the Company and” after “be kept for.”

Response:

As requested, the Company has revised Condition 4 of the Application as instructed in this comment 25.

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26.	On page 10, condition 5, please replace “portfolio company” with “issuer.”

Response:

As requested, the Company has revised Condition 5 of the Application as instructed in this comment 26.

27.	On page 11, in condition 7(c), please add “and of each Co-Investment Affiliate” after “participation of the Company” in clause (i) and replace “Independent” with “Eligible” in the last sentence.

Response:

As requested, the Company has revised Condition 7(c) of the Application as instructed in this comment 27.

28.	On page 11, condition 8(b)(i), please insert “the Company and” after “proposed participation of” and in the last sentence of 8(b), please replace “Independent” with “Eligible.”

Response:

As requested, the Company has revised Condition 8(b)(i) of the Application as instructed in this comment 28.

29.	On page 11, condition 8(c)(i), please replace “initial” with “outstanding” and delete “the securities of.”

Response:

As requested, the Company has revised Condition 8(c)(i) of the Application as instructed in this comment 29.

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30.	On page 11, condition 8(c)(ii), please insert “considered a Co-Investment Transaction for all purposes and be” after “condition will be.”

Response:

As requested, the Company has revised Condition 8(c)(ii) of the Application as instructed in this comment 30.

31.	On page 11, condition 9, please insert “and Co-Investment Transactions” after “Potential Co-Investment Transactions.”

Response:

As requested, the Company has revised Condition 9 of the Application as instructed in this comment 31.

32.	On page 12, condition 13, please replace the last sentence with:

None of the Co-Investment Affiliates, investment advisers of the Co-Investment Affiliates, or any affiliated person of the Company shall receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (ii) in the case of the Advisers, investment advisory fees paid in accordance with the Advisory Agreements).

Response:

The Company has revised Condition 13 of the Application as instructed in this comment 32.

* * * * * * * * * *

United States Securities and Exchange Commission July 3, 2013 Page 11

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3385 (or by email at david.harris@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David J. Harris

David J. Harris

Cc:	Thomas J. Friedmann, Dechert LLP

Richard Siegel, H.I.G. WhiteHorse Advisers, LLC

Daniele Marchesani, Branch Chief